UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 1, 2008

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 18

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Q1 2008 Results, dated May 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 1, 2008	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew Q1 2008 results

1 May 2008

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the quarter ended 29 March 2008.

		3 months* to		reported
		29 March 2008	31 March 2007	increase/ (decrease)	underlying increase
		$m	$m	%	%
	Revenue¹	911	744	22	2
	Trading profit[2]	182	148	23	6
	Operating profit[2]	142	127	12	n/a
	Trading margin[3]	20.0%	19.9%	10bps	60bps
	EPSA (cents)[4]	12.8	11.2	14	n/a
	EPS (cents)	9.3	9.7	(4)	n/a
	Business Unit Revenue¹
Orthopaedic	- Reconstruction	377	262	44	2
	- Trauma & CT	151	136	11	—
	Endoscopy	194	177	10	4
	Advanced Wound Management	189	169	12	2

*	Q1 2008 comprises 62 trading days (2007 64 trading days)

Q1 commentary

•	Reported revenue up 22% to $911 million, underlying revenue up 2%, revenue excluding Plus products up 5%

•	Harmonisation of sales practices of Plus in Europe materially impacts Reconstruction and Trauma revenues

-	Group Q1 revenues 2% lower

-	Group Q1 trading margin 50 basis points lower

-	Ongoing impact for 2008

•	Reported trading profit up 23%, underlying up 6% to $182 million

•	Trading margin at 20% reflects the success of the Earnings Improvement Programme

-	Reconstruction up 240 basis points

-	Trauma up 260 basis points

-	Endoscopy up 230 basis points

-	Wound margin held back by investment in Negative Pressure Wound Therapy launch

•	EPSA up by 14% to 12.8¢

•	Orthopaedic Reconstruction revenue up 8% excluding Plus products; up 7% in the US driven by BIRMINGHAM HIPà Resurfacing System growth

•	Orthopaedic Trauma Fixation revenues held back in the US by operational issues – management actions underway

•	Substantial investment by Advanced Wound Management in Negative Pressure Wound Therapy launch

•	Two reduced sales days compared to Q1 last year lowered Group sales by between 2% to 3%.

News

Commenting on the first quarter, David Illingworth, Chief Executive of Smith & Nephew, said:

“Our performance in the quarter was mixed. While we are pleased with our performance across most of the business we did have one issue to deal with in the former Plus business in Europe. Our US Reconstruction business continued to outperform the market driven by our BIRMINGHAM HIPà Resurfacing product; Endoscopy was robust with a particularly good performance from Europe; in Trauma our European business performed well and we are re-energising our US business. In Advanced Wound Management, we have successfully launched our Negative Pressure Wound Therapy system, and I am confident that we have a very competitive product to address this significant market.

We have taken prompt, decisive action to ensure that the sales practices we uncovered within Plus in continental Europe have been stopped and this has impacted our performance this quarter and will continue to do so for the rest of the year. Looking forward, we are focused on achieving the significant benefits of the Plus acquisition and on progressing our Earnings Improvement Programme which continues to drive material margin enhancement across the group.”

An analyst presentation and conference call to discuss the Group’s first quarter results will be held at 12.00pm BST/7.00am EST today, Thursday 1 May. This will be broadcast live on the web and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q108. An on demand replay will be available shortly following the close of the call and a podcast will also be available at the same address. A listen-only service is available by calling +44 (0)20 7806 1955 in the UK or +1 718 354 1388 in the US. Analysts should contact Samantha Hardy on +44 (0)20 7960 2257 or by email at samantha.hardy@smith-nephew.com for conference call details.

Notes

[1]

Unless specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation and acquisitions. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

²	A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation and acquisitions. Unless specified as ‘reported’ all trading profit increases throughout this document are underlying.

[3]

The underlying trading profit margin is the increase in trading profit margin after adjusting for the effects of currency translation and acquisitions. Unless specified as “reported” all trading profit margin increases throughout this document are underlying.

[4]

Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, amortisation of acquisition intangibles and taxation thereon. See note 2 to the financial statements.

Introduction

The markets in which we operate have generally been favourable in the first quarter although the early Easter has had a seasonal effect across the orthopaedics industry as a whole reducing our revenues by about 2% to 3%.

As part of the integration of Plus, we uncovered certain sales practices in parts of Europe which are unacceptable to Smith & Nephew. We have undertaken a thorough investigation, which has progressed a long way, but is not yet complete. We have immediately moved to harmonise these practices with Smith & Nephew’s standards. This has impacted our Q1 performance, predominantly in Greece, and will continue to impact performance over the course of the year.

Reconstruction performed well in the US this quarter as our BIRMINGHAM HIPà Resurfacing (“BHRà ”) product continued to deliver good results. Trauma had a difficult quarter in the US and we have initiated a range of actions to address this performance. Reconstruction and Trauma in Europe have both been impacted by our actions to harmonise the sales practices of parts of the former Plus business. In Endoscopy revenue performance outside the US was strong and Advanced Wound Management also had good performance outside the US and a successful launch of Negative Pressure Wound Therapy (“NPWT”).

Our Earnings Improvement Programme (“EIP”) continues to deliver material margin enhancement and we are pleased with the progress made this quarter.

This has been a challenging quarter. We have responded with clear, firm actions and are confident that we are building a stronger business.

First Quarter Results

Revenue in the quarter was $911 million. This represents growth of 22% as reported and an underlying growth rate of 2% after adjusting for movements in currency (6%) and acquisitions (14%) when compared to the same period last year. Excluding all Plus products, underlying revenue growth was 5%.

Trading profit in the quarter was $182 million, representing reported growth of 23%. The Group’s trading margin increased by an underlying 60 basis points to 20% in the quarter. This reflected significant increases in the Reconstruction, Trauma and Endoscopy divisions offset by a weaker margin of 9% in Advanced Wound Management which was impacted by the costs of the launch of NPWT. The group trading margin also reflects seasonally heavier expenses which are characteristic of this quarter.

Net interest and finance expense was $16 million.

The tax charge was at the estimated effective rate for the full year of 31% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Attributable profit before restructuring and rationalisation costs, acquisition related costs, amortisation of acquisition intangibles and taxation thereon was $114 million.

Adjusted earnings per share increased 14% to 12.8¢ (64.0¢ per American Depositary Share, “ADS”). Basic earnings per share was 9.3¢ (46.5¢ per ADS) compared with 9.7¢ (48.5¢ per ADS) in 2007.

Net debt increased by $146 million from the year end to $1,456 million in the quarter. Our financial position remains strong and we expect working capital funding and capital expenditure needs for 2008 to be met by existing resources and facilities.

The Group purchased 7.2 million of its own shares during the quarter at a cost of $91 million, in line with our target buy back of $400 million for the full year.

Orthopaedic Reconstruction

Reconstruction revenues at $377 million grew by 2% compared to the first quarter last year. Excluding all Plus products, growth at constant currencies was 8%. Growth was reduced by about 2% from the fewer sales days in the quarter.

The harmonisation of the former Plus sales practices directly reduced revenue in Europe in the quarter by about $10 million. In addition there was some impact from the associated management disruption.

Reconstruction revenues in the US grew by 7% in the quarter as BHRà continued to make an excellent contribution and to lead the market in hip re-surfacing worldwide with a global market share of over 50%.

Knee revenue growth was 1% worldwide (7% excluding Plus products) for the quarter, as the impact of the sales practice harmonisation in Europe masked the increasing success of our JOURNEYà Bi-Cruciate Stabilised Knee System which was introduced last year. Within the US, knee revenue growth increased by 5% and outside the US revenues decreased 2%.

Hip revenues continued the underlying momentum seen in Q4 2007 growing by 4% worldwide (9% excluding Plus products) in the quarter. In the US hip revenues grew by 11% as BHRà continued to grow well. In Europe hip revenue decreased by 6%. In Japan we started to see the benefits of the Plus integration.

Trading margin in the quarter was 25.2% an underlying increase of 240 basis points. This strong increase in margin was mainly attributable to EIP activities, but also reflected in part delays in getting approval from the Federally appointed Monitor for research and development.

Orthopaedic Trauma and Clinical Therapies

Trauma and Clinical Therapies revenues this quarter at $151 million were impacted by the harmonisation of sales practices in Europe and by a disappointing performance in the US.

In Europe very strong inherent growth was offset by the effect of the harmonisation of sales practices. Sales practice changes led directly to a reduction in revenue of about $6 million, or about 20 percentage points of growth in Europe.

Growth in the US was 1% in the quarter. It has become clear that this business would benefit from a change in structure, including the separation of Clinical Therapies from Trauma. A series of actions are underway to increase the collaboration between our Trauma and Reconstruction sales forces while retaining the focus on developing the Trauma portfolio and supporting trauma surgeons. We have a strong product range and expect the benefits of these actions to return the business to market growth by the end of this year.

Fixation product revenues grew by 2% (6% excluding Plus products), below the estimated market growth rate of 11%. We achieved strong growth in plates and screws but this was offset by lagging revenues from nail and external fixation.

Clinical Therapies revenue growth decreased by 2% (a 3% increase excluding Plus products) driven by the continued pricing weakness in the joint fluid therapy market that we have seen for some quarters. EXOGENà and DUROLANE® have performed well this quarter markedly outgrowing the market and gaining from their strong market positions.

Trading margin increased an underlying 260 basis points to 19.9% as the business unit continues to realise significant benefits from the EIP.

Endoscopy

Endoscopy revenues grew by 4% to $194 million. Strong European growth of 10% and the rest of the world growth of 14% was dampened by a 3% decline in US revenues. In the US the new management team is taking action and making key changes in operational management. Outside the US, performance continued to be strong with growth of 11%.

Repair revenues grew strongly at 10%, driven by a number of products including FASTFIXà Meniscal Repair System for the knee and BIORAPTORà Suture Anchor for shoulder.

Visualisation (including DOR) revenues continue to be volatile and decreased by 5%, in part due to management’s intention to operate at a more profitable level in this segment. Resection product sales increased by 4% in the quarter.

The trading margin of 20.6%, an underlying improvement of 230 basis points, includes continued benefit from the facility closure completed in the second quarter of last year.

Advanced Wound Management

Advanced Wound Management revenues grew to $189 million for the quarter. Growth in Europe and the rest of the world was 6% and 7% respectively, a stronger result than the previous quarter. In the US, which accounts for around 20% of this business, revenues decreased by 13% reflecting the salesforce focus on the launch of NPWT. The combined revenue growth was 2% globally.

NPWT was launched globally during March and we are pleased with progress at this early stage.

ALLEVYNà dressings performed well in the quarter with revenues increasing by 9%, helped by a wider product range, including the recently launched ALLEVYNà GENTLE BORDER. ALLEVYNà Ag, a lower priced silver dressing launched late last year, provides greater product options as ACTICOATà antimicrobial silver dressings continued to be affected by low price competition.

Advanced Wound Management achieved a reduced margin of 9% in the quarter as a result of the investment in the launch of NPWT. Excluding these costs, the margin would have fallen slightly when compared to the corresponding quarter last year.

Outlook

Global market conditions continue to be favourable driven by underlying demographic trends which are creating strong demand for our products.

The outlook for the year has been impacted by the changes we are making to harmonise the Plus sales practices with Smith & Nephew policies.

We have undertaken a thorough investigation of these practices which has made significant progress, but is not yet fully complete. We currently expect revenues, in a full twelve month period, to be reduced by about $100 million. Much of the reduction in sales relationships has been experienced in quarter one and we expect some further reductions over the next two quarters, therefore we expect the reduction in 2008 to be close to the twelve month level. We expect about 70% of the reduction in revenues to be in the Reconstruction business, and about 30% in Trauma. A large part of this issue relates to Greece where pro-forma 2007 revenues were $60 million. We do not expect to recover these lost revenues, but we see no ongoing impact on the continuing robust growth of the business, including the Plus revenues unaffected by the changed sales practices.

We expect the lost profit from the reduced sales to be at the Group net margin once we have worked through the changes. In the short-term we expect to see a somewhat higher impact on profit as it takes time to adjust the cost base, and as we are bearing some additional costs associated with the investigation.

We expect that our Reconstruction business in the US will continue to grow at above market rates. We believe that the actions that we are taking in our Trauma business will lead to revenue growth returning to the market growth rate by the end of the year. In Clinical Therapies we continue to expect to be impacted by the declining market growth in the US.

In Endoscopy we continue to expect to grow slightly behind the market in 2008, with visualisation revenues continuing to be volatile. Advanced Wound Management, excluding NPWT, is expected to grow close to the market rate for the full year. We are pleased with the NPWT launch and expect sales to grow materially through 2008 and beyond.

Except for the temporary impact of the harmonisation of sales practices in Europe, our Earnings Improvement Programme continues to be firmly on track.

Although this has been a challenging quarter in parts of our business in Europe, we have taken firm action and we are confident that the overall business is in a strong position for continued strong sustainable profitable growth.

Enquiries

Investors
Liz Hewitt Group Director Corporate Affairs Smith & Nephew	+44 (0) 20 7401 7646
Media
Jon Coles Justine McIlroy Brunswick – London	+44 (0) 20 7404 5959
Cindy Leggett-Flynn Brunswick – New York	+1 (212) 333 3810

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2007 were $3.4 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “First Quarter Results”, “Orthopaedic Trauma and Clinical Therapies” and “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the harmonisation of sales practices, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

DUROLANE® is a trademark of Q-Med AB.

SMITH & NEPHEW plc

2008 QUARTER ONE RESULTS

Unaudited Group Income Statement for the 3 months to 29 March 2008

	Notes	2008	2007
		$m	$m
Revenue	3	911	744
Cost of goods sold		(256)	(193)

Gross profit		655	551
Selling, general and administrative expenses		(480)	(392)
Research and development expenses		(33)	(32)

Operating profit	4	142	127
Interest receivable		1	4
Interest payable		(17)	(2)
Other finance income		—	2

Profit before taxation		126	131
Taxation	9	(43)	(40)

Attributable profit (A)		83	91

Earnings per share (A)	2
Basic		9.3 ¢	9.7 ¢
Diluted		9.3 ¢	9.6 ¢

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Statement of Recognised Income and Expense for the 3 months to 29 March 2008

	2008	2007
	$m	$m
Translation differences	43	4
Losses on cash flow hedges	(6)	(1)
Actuarial gains on defined benefit pension plans	15	20
Taxation on items taken directly to equity	(2)	(7)

Net income recognised directly in equity	50	16
Attributable profit	83	91

Total recognised income and expense (A)	133	107

SMITH & NEPHEW plc

2008 QUARTER ONE RESULTS continued

Unaudited Group Balance Sheet as at 29 March 2008

31 Dec 2007		Notes	29 March 2008	31 March 2007
$m			$m	$m
	ASSETS
	Non-current assets
743	Property, plant and equipment		767	631
1,198	Goodwill		1,273	639
449	Intangible assets		463	192
9	Investments		8	10
11	Investment in associates		12	—
135	Deferred tax assets		140	108

2,545			2,663	1,580
	Current assets
837	Inventories		888	652
898	Trade and other receivables		949	636
170	Cash and bank		171	349

1,905			2,008	1,637

4,450	TOTAL ASSETS		4,671	3,217

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
190	Called up equity share capital		190	189
356	Share premium account		365	341
(637)	Treasury shares		(727)	(81)
1,907	Accumulated profits and other reserves		1,978	1,708

1,816	Total equity	12	1,806	2,157

	Non-current liabilities
36	Long-term borrowings		37	21
184	Retirement benefit obligation		173	134
47	Other payables due after one year		47	3
33	Provisions due after one year		31	31
63	Deferred tax liabilities		67	38

363			355	227

	Current liabilities
1,442	Bank overdrafts and loans due within one year		1,588	123
545	Trade and other payables		634	422
80	Provisions due within one year		72	52
204	Current tax payable		216	236

2,271			2,510	833

2,634	Total liabilities		2,865	1,060

4,450	TOTAL EQUITY AND LIABILITIES		4,671	3,217

SMITH & NEPHEW plc

2008 QUARTER ONE RESULTS continued

Unaudited Condensed Group Cash Flow Statement for the 3 months to 29 March 2008

	2008	2007
	$m	$m
Net cash inflow from operating activities
Profit before taxation	126	131
Less: Net interest payable/(receivable)	16	(2)
Depreciation, amortisation and impairment	62	45
Utilisation of Plus inventory stepped-up on acquisition	15	—
Share based payment expense	5	7
Movement in working capital and provisions	(72)	(53)

Cash generated from operations (B)	152	128
Net interest (paid)/received	(16)	2
Income taxes paid	(33)	(32)

Net cash inflow from operating activities	103	98

Cash flows from investing activities
Acquisitions	(10)	(4)
Capital expenditure	(61)	(38)

Net cash used in investing activities	(71)	(42)

Cash flow before financing activities	32	56

Cash flows from financing activities
Proceeds from issue of ordinary share capital	9	12
Cash movements in borrowings	49	5
Purchase of treasury shares	(91)	(65)
Settlement of currency swaps	(5)	(2)

Net cash used in financing activities	(38)	(50)

Net (decrease)/increase in cash and cash equivalents	(6)	6
Cash and cash equivalents at beginning of period	109	291
Exchange adjustments	6	—

Cash and cash equivalents at end of period (C)	109	297

B

After $3 million (2007 – $6 million) unreimbursed by insurers relating to macrotextured knee revisions, $13 million (2007 - $10 million) of acquisition related costs and $12 million (2007 - $5 million) of outgoings on restructuring and rationalisation costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $62 million (2007 – $52 million).

SMITH & NEPHEW plc

2008 QUARTER ONE RESULTS continued

NOTES

1.	These interim financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2007, these policies are not expected to significantly differ from those that will be used in the annual accounts of the Group for the year ended 31 December 2008. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2007, which will be delivered to the Registrar of Companies after approval by shareholders on 1 May 2008.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 892 million (2007 – 943 million). The diluted weighted average number of ordinary shares in issue is 897 million (2007 – 947 million).

	Notes	2008		2007
		$m		$m
Attributable profit		83		91
Adjustments:
Restructuring and rationalisation costs	5	8		17
Acquisition related costs	7	22		—
Amortisation of acquisition intangibles		10		4
Taxation on excluded items		(9)		(6)

Adjusted attributable profit		114		106

Adjusted earnings per share		12.8	¢	11.2	¢
Adjusted diluted earnings per share		12.7	¢	11.2	¢

SMITH & NEPHEW plc

2008 QUARTER ONE RESULTS continued

NOTES

3.	Revenue by segment for the three months to 29 March 2008 was as follows:

	2008	2007	Underlying growth in revenue
	$m	$m	%
Revenue by business segment
Reconstruction	377	262	2
Trauma and Clinical Therapies	151	136	—
Endoscopy	194	177	4
Advanced Wound Management	189	169	2

	911	744	2

Revenue by geographic market
United States	383	369	1
Europe (D)	355	240	(1)
Africa, Asia, Australasia and Other America	173	135	13

	911	744	2

D Includes United Kingdom revenue of $81 million (2007 - $67 million).

Underlying revenue growth is calculated by eliminating the effects of translational currency and acquisitions. For business combinations completed in the prior year, prior year revenue is adjusted to include a full year of revenue from the sales of products acquired, calculated by adding back revenue from sales of products in the period prior to the Group’s ownership.

Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Acquisitions effect	Underlying growth in revenue
	%	%	%	%
Reconstruction	44	(7)	(35)	2
Trauma and Clinical Therapies	11	(3)	(8)	—
Endoscopy	10	(6)	—	4
Advanced Wound Management	12	(8)	(2)	2

	22	(6)	(14)	2

SMITH & NEPHEW plc

2008 QUARTER ONE RESULTS continued

NOTES

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

	Notes	2008	2007
		$m	$m
Operating profit		142	127
Restructuring and rationalisation costs	5	8	17
Acquisition related costs	7	22	—
Amortisation of acquisition intangibles		10	4

Trading profit		182	148

Trading and operating profit by segment for the three months to 29 March 2008 were as follows:
Trading Profit by business segment
Reconstruction		95	66
Trauma and Clinical Therapies		30	23
Endoscopy		40	33
Advanced Wound Management		17	26

		182	148

Operating Profit by business segment
Reconstruction		63	58
Trauma and Clinical Therapies		29	21
Endoscopy		38	30
Advanced Wound Management		12	18

		142	127

5.	Restructuring and rationalisation costs comprise $8 million (2007 - $17 million) relating to the earnings improvement programme, mainly redundancy and consultancy costs.

6.	On 31 May 2007 the Group completed the acquisition of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company for a total of CHF 1,091 million ($889 million) in cash, including assumed debt. This has been integrated into the Group’s Reconstruction and Trauma and Clinical Therapies business segments.

At 31 December 2007 the cost of the acquisition was allocated on a provisional basis to the assets acquired and liabilities assumed on acquisition. In Quarter One 2008, fair value adjustments were revised to reflect improved knowledge of the Plus business: goodwill was increased by $8 million, intangible assets were decreased by $6 million and other assets decreased by $2 million. These adjustments did not have a significant effect on the assets and liabilities recognised previously and so the balance sheet at 31 December 2007 has not been restated.

The final allocation of the purchase price will be completed by 31 May 2008 in accordance with the time limit stipulated in IFRS 3 Business Combinations.

SMITH & NEPHEW plc

2008 QUARTER ONE RESULTS continued

NOTES

7.	Acquisition related costs comprise $7 million relating to Plus integration and $15 million relating to the utilisation of the Plus inventory stepped-up to fair value on acquisition.

8.	The cumulative number of revisions of the macrotextured knee product was 1,032 on 29 March 2008 compared with 1,029 at 31 December 2007. This represents 35% of the total implanted. Settlements with patients have been achieved in respect of 987 revisions (31 December 2007 – 977 settlements). $38 million of provision remains to cover future settlement costs.

9.	Taxation of $52 million (2007 – $46 million) on the profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles is at the full year estimated effective rate. In 2008, a taxation benefit of $9 million arose on restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles (2007 – $6 million on restructuring and rationalisation costs and amortisation of acquisition intangibles). Of the $43 million (2007 – $40 million) taxation charge for the year $29 million (2007 – $28 million) relates to overseas taxation.

10.	No dividends were paid in the quarter in 2008 or 2007. The second interim dividend for 2007 of 7.38 US cents per ordinary share was declared by the Board on 7 February 2008 and is accrued within trade and other payables. This is payable on 9 May 2008 to shareholders whose names appeared on the register at the close of business on 18 April 2008. The sterling equivalent per ordinary share was set on 18 April 2008 at 3.70 pence per ordinary share. Shareholders may participate in the dividend re-investment plan.

11.	As at 29 March 2008 59,184,000 (31 December 2007 - 51,955,000) ordinary shares had been purchased under the share buy back programme that commenced in February 2007. The cost of the shares purchased in 2008 was $91 million (2007 – $80 million).

12.	The movement in total equity for the three months to 29 March 2008 was as follows:

	2008	2007
	$m	$m
Opening equity as at 1 January	1,816	2,174
Attributable profit	83	91
Equity dividends accrued	(66)	(63)
Exchange adjustments	43	4
Losses on cash flow hedges	(6)	(1)
Actuarial gains on defined benefit pension plans	15	20
Share based payment recognised in the income statement	5	7
Taxation on items taken directly to equity	(2)	(7)
Purchase of treasury shares	(91)	(80)
Issue of ordinary share capital	9	12

Closing total equity	1,806	2,157

SMITH & NEPHEW plc

2008 QUARTER ONE RESULTS continued

NOTES

13.	(Net debt)/net cash as at 29 March 2008 comprises:

	2008	2007
	$m	$m
Cash and bank	171	349
Long-term borrowings	(37)	(21)
Bank overdrafts and loans due within one year	(1,588)	(123)
Net currency swap liabilities (E)	(2)	(2)

	(1,456)	203

The movements in the year were as follows:
Opening (net debt)/net cash as at 1 January	(1,310)	210
Cash flow before financing activities	32	56
New finance leases	—	(7)
Proceeds from issue of ordinary share capital	9	12
Purchase of treasury shares	(91)	(65)
Exchange adjustments	(96)	(3)

Closing (net debt)/net cash	(1,456)	203

E	Net currency swap liabilities of $2 million (2007 - $2 million) comprise $2 million (2007 - $2 million) of current liability derivatives within trade and other payables.

SMITH & NEPHEW plc

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial information in the interim financial report for the three months ended 29 March 2008 which comprises the Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Condensed Group Cash Flow Statement and the related notes 1 to 13. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial information.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The financial information included in this interim financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial information for the three months ended 29 March 2008 based on our review.

Scope of Review

We conducted our review in accordance with ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information, consists of making enquires primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information for the three months ended 29 March 2008 is not prepared, in all material aspects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

1 May 2008